28 July 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 127,500 Reed Elsevier PLC ordinary shares at a price of 968.142p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 123,890,135 ordinary shares in treasury, and has 1,145,146,548 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 24,443,301 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 73,500 Reed Elsevier NV ordinary shares at a price of €17.1292 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 75,046,194 ordinary shares in treasury, and has 661,341,299 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 14,151,001 shares.